SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated July 28, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Robert Plan Corporation and CGI sign binding MOU
for a 10-year end-to-end IT outsourcing agreement
valued at up to US$166 million

Andover, Massachusetts, July 28, 2003 – Robert Plan Corporation (RPC), a Long Island-based insurance firm, and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), a leading provider of end-to-end information technology (IT) and business processing services, today announced the signing of a binding MOU committing the parties to a ten-year end-to-end IT outsourcing agreement valued at up to US$166 million. The contract is expected to be signed before the end of this quarter. CGI will be responsible for all information technology (IT) functions including application infrastructure, help desk support, involuntary personal and commercial automobile insurance processing and document management facilities.

Our goal is to expand our business through development of new innovative insurance offerings and by expanding our market share. In order to focus on our core business, we decided to partner with an IT firm that is able to meet all of our IT needs. CGI has the in-depth insurance expertise and a solid track record delivering to the insurance sector. That knowledge and experience are the key traits that separated CGI from the other competitors and we expect CGI to provide us with a solid support for our current business and for our future growth”, said Edward Renko, Executive Vice-President and CIO of RPC.

Joseph Saliba, President, USA and Asia Pacific for CGI added: “We are extremely pleased with this win as this partnership truly illustrates CGI’s capacity to fully serve the client, for all of their technology needs. This win reinforces our position within the US as well as in the financial services sector which represents over 40% of our client base. Our U.S. outsourcing sales funnel continues to strengthen as clients similar to RPC look to create additional shareholder value through outsourcing partnerships.”

About RPC
The Robert Plan Corporation is a leading service provider and underwriter of private passenger and commercial automobile insurance specializing in urban markets. Robert Plan is an acknowledged leader in fighting automobile insurance fraud, having established a successful business in an environment traditional insurers have found challenging at best.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ over 20,000 professionals.

CGI’s annualized revenue run-rate is currently CDN$2.9 billion (US$1.9 billion) and at March 31, 2003, CGI’s order backlog was CDN$11.2 billion (US$7.2 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information: Robert Plan:
Philbert Nezamoodeen Chief Financial Officer (516) 393-4010

CGI:
Investor relations: Julie Creed Vice-president, investor relations (312) 201-4803 Ronald White Director, investor relations

(514) 841-3230 Media relations: Eileen Murphy Director, media relations (514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: July 29, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary